Exhibit 99.1

THIRD QUARTER 2024 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2024 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Effective November 1, 2023, we adopted IFRS 17 Insurance Contracts (IFRS 17). Comparative amounts have been restated from those previously presented. Our Q3 2024 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $4.5 Billion Up 16% YoY	Diluted EPS[1] $3.09 Up 13% YoY	Total PCL[2] $659 Million PCL on loans ratio[3] down 14 bps[4] QoQ	ROE[5] 15.5% Up 60 bps YoY	CET1 ratio[6] 13.0% Above regulatory requirements

Adjusted net income[7] $4.7 Billion Up 18% YoY	Adjusted diluted EPS[7] $3.26 Up 15% YoY	Total ACL[8] $6.2 Billion ACL on loans ratio[9] up 1 bp QoQ	Adjusted ROE[7] 16.4% Up 100 bps YoY	LCR[10] 126% Down from 128% last quarter

TORONTO, August 28, 2024 — Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $4.5 billion for the quarter ended July 31, 2024, up $626 million or 16% from the prior year. Diluted EPS was $3.09, up 13% over the same period. Higher results in Personal & Commercial Banking, Capital Markets and Wealth Management were partially offset by lower results in Corporate Support and Insurance. The inclusion of HSBC Bank Canada (HSBC Canada) results12 increased net income by $239 million. Adjusted net income7 and adjusted diluted EPS7 of $4.7 billion and $3.26 were up 18% and 15%, respectively, from the prior year.

Results also reflected the impact of the specified item relating to HSBC Canada transaction and integration costs (Q3 2024: $160 million before-tax and $125 million after-tax; Q3 2023: $110 million before-tax and $84 million after-tax) and amortization of acquisition-related intangibles (Q3 2024: $154 million before-tax and $116 million after-tax; Q3 2023: $81 million before-tax and $61 million after-tax).

Pre-provision, pre-tax earnings7 of $6.0 billion were up $820 million or 16% from last year. The inclusion of HSBC Canada results increased pre-provision, pre-tax earnings7 by $412 million. Excluding HSBC Canada results, pre-provision, pre-tax earnings7 increased 8% from last year, mainly due to higher net interest income reflecting higher spreads and solid average volume growth in Canadian Banking. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, as well as higher Corporate & Investment Banking revenue in Capital Markets, also contributed to the increase. These factors were partially offset by higher expenses driven by higher variable compensation on improved results and continued investments in our franchises.

Compared to last quarter, net income was up 14% reflecting higher results in Personal & Commercial Banking, Corporate Support and Wealth Management, partially offset by lower results in Capital Markets. Adjusted net income7 was up 13% over the same period. Pre-provision, pre-tax earnings7 were up 3% as higher revenue more than offset expense growth. The PCL on loans ratio of 27 bps decreased 14 bps from the prior quarter mainly reflecting the prior quarter’s 9 bps impact of initial PCL on performing loans purchased in the HSBC Canada transaction. The PCL on impaired loans ratio13 was 26 bps, down 4 bps from the prior quarter.

Our capital position remained robust, with a CET1 ratio6 of 13.0%, up 20 bps from the prior quarter. On June 10, 2024, we announced that the Toronto Stock Exchange and the Office of the Superintendent of Financial Institutions had approved our normal course issuer bid to purchase, for cancellation, up to 30 million of our common shares. In Q3 2024, we repurchased 0.5 million shares for $73 million.

“Our Q3 results demonstrate that RBC continues to operate from a position of strategic and financial strength with solid revenue growth and momentum underpinned by a strong balance sheet, robust capital position and prudent risk management. Combined with our recently announced changes to the executive leadership team and business segments, RBC is better positioned than ever to accelerate our next phase of growth and deliver long-term value to clients, communities and shareholders.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5

Return on equity (ROE) is calculated as net income available to common shareholders divided by average common equity. For further information, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

6

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets (RWA), in accordance with Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

7	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.
8	Allowance for credit losses (ACL).
9	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
10

The liquidity coverage ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our Q3 2024 Report to Shareholders.

11	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
12

On March 28, 2024, we completed the acquisition of HSBC Canada (HSBC Canada transaction). HSBC Canada results reflect revenue, PCL, non-interest expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of our Q3 2024 Report to Shareholders.

13	PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.

Q3 2024 Compared to Q3 2023	Reported: • Net income of $4,486 million • Diluted EPS of $3.09 • ROE of 15.5% • CET1 ratio[14] of 13.0%	h 16% h 13% h 60 bps i 110 bps	Adjusted[15]: • Net income of $4,727 million • Diluted EPS of $3.26 • ROE of 16.4%	h 18% h 15% h 100 bps

Q3 2024 Compared to Q2 2024	• Net income of $4,486 million • Diluted EPS of $3.09 • ROE of 15.5% • CET1 ratio[14] of 13.0%	h 14% h 13% h 100 bps h 20 bps	• Net income of $4,727 million • Diluted EPS of $3.26 • ROE of 16.4%	h 13% h 12% h 90 bps

YTD 2024 Compared to YTD 2023	• Net income of $12.018 million • Diluted EPS of $8.34 • ROE of 14.4%	h 13% h 10% h 30 bps	• Net income of $12,991 million • Diluted EPS of $9.03 • ROE of 15.6%	h 8% h 6% i 40 bps

Personal & Commercial Banking

Net income of $2,490 million increased $356 million or 17% from a year ago. The inclusion of HSBC Canada results increased net income by $198 million. Excluding HSBC Canada results, net income increased $158 million or 7%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 10% in deposits and 6% in loans in Canadian Banking, partially offset by higher PCL.

Compared to last quarter, net income increased $439 million or 21%. The inclusion of HSBC Canada results increased net income by $259 million, as the current quarter includes a full quarter of net income and the prior quarter reflected the initial PCL on the performing loans purchased in the HSBC Canada transaction. Excluding HSBC Canada results, net income increased $180 million or 9%, primarily driven by higher net interest income reflecting average volume growth of 2% in Canadian Banking, the impact of two more days in the current quarter and higher spreads in Canadian Banking. These factors were partially offset by higher staff-related costs.

Wealth Management

Net income of $862 million increased $199 million or 30% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher transactional revenue and lower PCL also contributed to the increase. The prior year also included the gain on the sale of RBC Investor Services operations.

Compared to last quarter, net income increased $93 million or 12%, primarily due to higher fee-based client assets reflecting market appreciation, which also drove higher variable compensation.

Insurance

Net income of $170 million decreased $45 million or 21% from a year ago, largely due to lower insurance investment result from lower favourable investment-related experience, partially offset by lower capital funding costs. This was partially offset by higher insurance service result, largely attributable to improved claims experience in life retrocession and business growth across the majority of our products. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

Compared to last quarter, net income decreased $7 million or 4%, largely due to lower insurance investment result from lower favourable investment-related experience. This factor was largely offset by higher insurance service result, mainly due to business growth across the majority of our products.

Capital Markets

Net income of $1,172 million increased $223 million or 23% from a year ago, primarily driven by higher revenue in Corporate & Investment Banking, primarily due to higher municipal banking activity, higher loan syndication activity in the U.S., higher debt origination in North America and the impact of foreign exchange translation. Lower PCL also contributed to the increase. These factors were partially offset by higher taxes reflecting changes in earnings mix and higher compensation on increased results.

Compared to last quarter, net income decreased $90 million or 7% from record levels, mainly due to lower M&A activity in the U.S., partially offset by lower PCL on impaired loans in a few sectors.

14	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s Basel III CAR guideline.
15	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

Corporate Support

Net loss was $208 million for the current quarter, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $125 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.

Net loss was $309 million in the prior quarter, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $282 million, partially offset by the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $112 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.

Net loss was $101 million in the prior year, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $84 million, which is treated as a specified item.

Capital, Liquidity and Credit Quality

Capital – As at July 31, 2024, our CET1 ratio16 was 13.0%, up 20 bps from last quarter, mainly reflecting net internal capital generation, partially offset by RWA growth (excluding FX).

Liquidity – For the quarter ended July 31, 2024, the average LCR17 was 126%, which translates into a surplus of approximately $81 billion, compared to 128% and a surplus of approximately $83 billion in the prior quarter. Average LCR17 remained relatively stable from the prior quarter reflecting loan growth and an increase in on-balance sheet securities, largely offset by growth in retail deposits.

The Net Stable Funding Ratio18 (NSFR) as at July 31, 2024 was 114%, which translates into a surplus of approximately $136 billion, compared to 111% and a surplus of approximately $105 billion in the prior quarter. NSFR increased compared to the previous quarter, mainly due to higher available stable funding driven by an increase in the weighted value of retail deposits and wholesale funding.

Credit Quality

Q3 2024 vs. Q3 2023

Total PCL of $659 million increased $43 million or 7% from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Capital Markets and Wealth Management. The PCL on loans ratio of 27 bps decreased 2 bps. The PCL on impaired loans ratio of 26 bps increased 3 bps.

PCL on performing loans of $42 million decreased $78 million or 65%, mainly due to favourable changes to our scenario weights, partially offset by unfavourable changes to our macroeconomic forecast and credit quality.

PCL on impaired loans of $623 million increased $124 million or 25%, mainly due to higher provisions in our Canadian Banking portfolios, partially offset by lower provisions in Capital Markets.

Q3 2024 vs. Q2 2024

Total PCL decreased $261 million or 28% from last quarter, primarily reflecting lower provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio decreased 14 bps. The PCL on impaired loans ratio decreased 4 bps.

PCL on performing loans decreased $202 million or 83%, mainly reflecting higher provisions in the prior quarter driven by the initial PCL on performing loans purchased in the HSBC Canada transaction.

PCL on impaired loans decreased $49 million or 7%, mainly due to lower provisions in Capital Markets and Wealth Management, partially offset by higher provisions in our Canadian Banking commercial portfolio in a few sectors, including the real estate and related sector.

16	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s Basel III CAR guideline.
17	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q3 2024 Report to Shareholders.
18	The NSFR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q3 2024 Report to Shareholders.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and nine months ended July 31, 2024 with the corresponding periods in the prior year and the three months ended April 30, 2024. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. The following table provides a reconciliation of our reported results to pre-provision, pre-tax earnings and illustrates the calculation of pre-provision, pre-tax earnings presented:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Millions of Canadian dollars)	2024	2024	2023 (1)	2024	2023 (1)
Net income	$4,486	$3,950	$3,860	$12,018	$10,673
Add: Income taxes	887	976	736	2,629	3,604
Add: PCL	659	920	616	2,392	1,748
Pre-provision, pre-tax earnings (2)	$6,032	$5,846	$5,212	$17,039	$16,025
(1)

Prior period amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

(2)

For the three months ended July 31, 2024, pre-provision, pre-tax earnings excluding HSBC Canada results of $5,620 million is calculated as pre-provision, pre-tax earnings of $6,032 million less net income of $239 million, income taxes of $90 million, and PCL of $83 million.

Adjusted results

We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses.

Our results for all reported periods were adjusted for the following specified item:

•	HSBC Canada transaction and integration costs.

Our results for the nine months ended July 31, 2024 and the three months ended April 30, 2024 were adjusted for the following specified item:

•	Management of closing capital volatility related to the HSBC Canada transaction. For further details, refer to the Key corporate events section of our Q3 2024 Report to Shareholders.

Our results for the nine months ended July 31, 2023 were adjusted for the following specified item:

•	Canada Recovery Dividend (CRD) and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

Consolidated results, reported and adjusted
	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2024	April 30 2024	July 31 2023 (1)	July 31 2024	July 31 2023 (1)
Total revenue	$14,631	$14,154	$12,977	$42,270	$38,779
PCL	659	920	616	2,392	1,748
Non-interest expense	8,599	8,308	7,765	25,231	22,754
Income before income taxes	5,373	4,926	4,596	14,647	14,277
Income taxes	887	976	736	2,629	3,604
Net income	$4,486	$3,950	$3,860	$12,018	$10,673
Net income available to common shareholders	$4,377	$3,881	$3,800	$11,780	$10,499
Average number of common shares (thousands)	1,414,194	1,412,651	1,393,515	1,411,044	1,388,217
Basic earnings per share (in dollars)	$3.09	$2.75	$2.73	$8.35	$7.56
Average number of diluted common shares (thousands)	1,416,149	1,414,166	1,394,939	1,412,644	1,389,857
Diluted earnings per share (in dollars)	$3.09	$2.74	$2.73	$8.34	$7.55
ROE (2)	15.5%	14.5%	14.9%	14.4%	14.1%
Effective income tax rate	16.5%	19.8%	16.0%	17.9%	25.2%
Total adjusting items impacting net income (before-tax)	$314	$309	$191	$1,254	$426
Specified item: HSBC Canada transaction and integration costs (3), (4)	160	358	110	783	177
Specified item: Management of closing capital volatility related to the
HSBC Canada transaction (3), (5)	-	(155)	-	131	-
Amortization of acquisition-related intangibles (6)	154	106	81	340	249
Total income taxes for adjusting items impacting net income	$73	$61	$46	$281	$(957)
Specified item: HSBC Canada transaction and integration costs (3)	35	76	26	158	42
Specified item: Management of closing capital volatility related to the
HSBC Canada transaction (3), (5)	-	(43)	-	36	-
Specified item: CRD and other tax related adjustments (3), (7)	-	-	-	-	(1,050)
Amortization of acquisition-related intangibles (6)	38	28	20	87	51
Adjusted results (8)
Income before income taxes - adjusted	$5,687	$5,235	$4,787	$15,901	$14,703
Income taxes - adjusted	960	1,037	782	2,910	2,647
Net income - adjusted	4,727	4,198	4,005	12,991	12,056
Net income available to common shareholders - adjusted	4,618	4,129	3,945	12,753	11,882
Average number of common shares (thousands)	1,414,194	1,412,651	1,393,515	1,411,044	1,388,217
Basic earnings per share (in dollars) - adjusted (8)	$3.26	$2.92	$2.83	$9.04	$8.56
Average number of diluted common shares (thousands)	1,416,149	1,414,166	1,394,939	1,412,644	1,389,857
Diluted earnings per share (in dollars) - adjusted (8)	$3.26	$2.92	$2.83	$9.03	$8.55
ROE - adjusted (8)	16.4%	15.5%	15.4%	15.6%	16.0%
Effective income tax rate - adjusted (8)	16.9%	19.8%	16.3%	18.3%	18.0%

(1)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

(2)	ROE is calculated as net income available to common shareholders divided by average common equity. ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)

As at July 31, 2024, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.2 billion and it is currently estimated that an additional $0.3 billion will be incurred, for a total of approximately $1.5 billion.

(5)

For the nine months ended July 31, 2024 and the three months ended April 30, 2024, we included management of closing capital volatility related to the HSBC Canada transaction as a specified item for non-GAAP measures and non-GAAP ratios. For further details, refer to the Key corporate events section of our Q3 2024 Report to Shareholders.

(6)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(7)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(8)

See the Glossary section of our interim Management’s Discussion and Analysis dated August 27, 2024, for the three and nine months ended July 31, 2024, available at https://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q3 2024 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals and the expected impacts of the HSBC Canada transaction, including transaction and integration costs, and includes statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our 2023 Annual Report and the Risk management section of our Q3 2024 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report and the Risk management section of our Q3 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2024 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Assumptions about costs related to post-close consolidation and integration activities were considered in the estimation of transaction and integration costs. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2023 Annual Report and the Risk management section of our Q3 2024 Report to Shareholders, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2024 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 28, 2024 at 8:00 a.m. (EST) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217 or 866-696-5910, passcode 3369122#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from August 28, 2024 until December 3, 2024 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 3148244#).

Media Relations Contacts

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

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